Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District
Beijing 102206
China

September 18, 2009

Filed via EDGAR

United States Securities and Exchange Commission
Mail Stop #3561
100 F. Street, NE
Washington, DC 20549

Attention:	Tia Jenkins, Senior Assistant chief Accountant, Office of Beverages, Apparel and health Care Services

Re:	Origin Agritech Limited
Form 20-F for Fiscal Year Ended September 30, 2008
Filed April 3, 2009
File No.  000-51576
Response Letter Dated August 14, 2009

Dear Sirs:

We are responding to your comment by letter dated August 14, 2009, sent to Origin Agritech Limited (“Company”) concerning the above referenced Form 20-F.  We have repeated the staff comments for your convenience, with a written response set forth thereafter.

Form 20-F for Fiscal Year Ended September 20, 2008

Note 14, Convertible Notes, Page F-30

1.
Please explain to us the basis for how you determined the interest payments and the principle payments in 2012 in each of the two cash flow analyses you provided in your response to comment 2 of our letter dated July 10 2009.  In addition, provide us with the present value of the remaining cash flows under the terms of the original instrument dated July 28, 2007, and the comparison of such present value with that of the new debt instrument dated July 28, 2008.

Response:

To review, we considered EITF 96-19 as relevant to our specific case, and subsequently APB26 or EITF 00-27, depending on the outcome of our evaluation of EITF 96-19, as indicated in our original letter dated July 29, 2009. As a first step, we determined if the change in the terms of the note should be deemed a modification or extinguishment of debts under EITF 96-19.  The Company compared the cash flows of the original agreement to the new agreement terms to determine if a significant difference exists.

We determined the interest payments in 2012 as the contracted 1% coupon payment of the total principal amount left remaining in each modeled scenario.  In the amended structure, this principal amount is US $21.3 million.  In the original structure, this amount is US $40.0 million. As expected, these resultant annual interest payments are US $0.21 and US $0.40 respectively.  The principal payments were determined as these same original principal amount stated above (US $21.3 million and US $40.0 million) at the contracted 16% redemption rate calculated on a semi-annual basis, resulting in US $44.74 million and US $84.01 million respectively.

Please see the present value, discounted at 16.0%, of the remaining cash flows under the terms of the original instrument dated July 28, 2007, as US $47.89 million, under the “Cash Flow” line item as attached below (the second table).  The comparison of such present value with that of the new debt instrument dated July 28, 2008 (its present value is US$44.02 million as shown on the first table) is listed at an 8.08% difference, under the line item “% Difference”.

In preparing this response, the Company has sought the comments from its external independent auditors, BDO Limited (Hong Kong) whose contact information is as follows:

Partner: Peter Chow
Principal: Brenda Lam
Phone: (852) 2541 5041

Please feel free to contact the company with any further questions at Irving Kau, VP Finance, 011.86.10.5890.7505 or 011.86.136.8108.0243.

In connection with responding to the Staff comments, the company acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Irving Kau Irving Kau, Vice President of Finance

cc:	Yolanda Guobadia
       Ryan Milne, Branch Chief